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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended
	2011	2010	2009	2008	2007
Income from continuing operations	$49,673	$45,860	$44,473	$43,056	$47,803
Add: Fixed charges	6,670	2,961	2,754	4,481	5,300
Less: Capitalized interest	(45)	(117)	(40)	(60)	—
Less: Income allocated to non-controlling interests	(191)	(191)	(296)	(307)	(343)

Earnings	$56,107	$48,513	$46,891	$47,170	$52,760

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	6,479	2,770	2,458	4,174	4,957
Income allocated to non-controlling interests	191	191	296	307	343

Total fixed charges	6,670	2,961	2,754	4,481	5,300
Preferred stock dividend (excludes preferred stock redemption charge)	5,512	13,662	15,141	15,390	16,923

Total fixed charges and preferred dividends	$12,182	$16,623	$17,895	$19,871	$22,223

Ratio of earnings to fixed charges	8.41	16.38	17.03	10.53	9.95
Ratio of earnings to fixed charges and preferred dividends	4.61	2.92	2.62	2.37	2.37

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)